Exhibit 11.1



                    WINN-DIXIE STORES, INC. AND SUBSIDIARIES
                       Computation of Earnings Per Share
           Years ended June 28, 1995, June 29, 1994 and June 30, 1993
                  (Dollars in thousands except per share data)

                                    June 28,        June 29,         June 30,
                                      1995            1994             1993

Average number of shares of
   common stock outstanding        74,717,003        74,644,036     76,119,152


Net earnings                  $       232,187           216,117        236,385


Earnings per share            $          3.11              2.90           3.11